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Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE
FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF BRIDGEPOINT EDUCATION, INC.

        Bridgepoint Education, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

        1.     The Fourth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.01 thereof in its entirety and inserting the following in lieu thereof:

  "Section 4.01. Authorized Shares:

          (a)   The total number of shares of stock of which the Corporation shall have authority to issue is Three Hundred Nineteen Million Eight Hundred Fifty Thousand (319,850,000), which shall be divided into two classes as follows: (i) Three Hundred Million (300,000,000) shares of Common Stock, par value of one cent ($0.01) per share, and (ii) Nineteen Million Eight Hundred Fifty Thousand (19,850, 000) shares of Series A Convertible Preferred Stock, par value of one cent ($0.01) per share (the "Series A Preferred Stock"). In the event the Corporation issues shares of Series A Preferred on different dates, the Corporation shall designate such shares issued on the first issuance date (the "Initial Issuance Date") as the Series A-1 Preferred Stock and shall designate any such shares issued on any subsequent issuance date with a consecutive number.

          (b)   Upon this Certificate of Amendment to the Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each four and one-half shares of the Corporation's common stock, par value of one cent ($0.01) per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one new share of common stock, par value of one cent ($0.01) per share (the "New Common Stock"). Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of the New Common Stock into which such shares of the Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment.

          (c)   The Corporation shall not issue fractions of shares of the New Common Stock. If any fraction of a share of New Common Stock would, except for the provisions of this Section 4.01(c), be issuable, the Corporation shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the current fair value of such fraction, calculated to the nearest one-hundredth (1/100) of a share, based on the Fair Market Value of a share of Common Stock at the time.

        2.     All other provisions of the Fourth Amended and Restated Certificate of Incorporation remain unchanged.

        3.     The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, Bridgepoint Education, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 31st day of March, 2009.

Bridgepoint Education, Inc.
By:	Diane L. Thompson
Name: Diane L. Thompson Title: Senior Vice President/General Counsel and Secretary

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  Exhibit 3.2